

SCIENCECAST, INC.

MANAGEMENT CERTIFIED FINANCIAL STATEMENTS

DECEMBER 31, 2023

Unaudited

"I, ANDREW L. JIRANEK, CERTIFY THAT:

(1) THE FINANCIAL STATEMENTS OF SCIENCECAST, INC. FOR THE PERIOD ENDED DECEMBER 31, 2023, INCLUDED IN THIS FORM ARE TRUE AND COMPLETE IN ALL MATERIAL RESPECTS; AND

(2) THE TAX RETURN INFORMATION OF SCIENCECAST, INC. INCLUDED IN THIS FORM REFLECTS ACCURATELY THE INFORMATION REPORTED ON THE TAX RETURN FOR SCIENCECAST, INC. THAT WILL BE FILED FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023.

Andrew L. Jiranek

ANDREW L. JIRANEK, CEO, SCIENCECAST, INC.

TABLE OF CONTENTS

	PAGE
FINANCIAL STATEMENTS	

SCIENCECAST, INC.
BALANCE SHEET
DECEMBER 31, 2023

ASSETS

CURRENT ASSETS		
Cash	$	49,843
Accounts receivable, net		-
Due from stockholder		90
Total current assets		49,933
OTHER ASSETS		
Deferred tax asset		-
Intangible assets - net		730
Total assets	$	50,663

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Credit cards payable	$	7,580
Total current liabilities		7,580
LONG-TERM LIABILITIES		
Due to stockholders		28,530
Total liabilities		36,110
STOCKHOLDERS' EQUITY		
Common stock		5,697
Additional paid in capital		84,830
Retained deficit		(75,974)
Total stockholders' equity		14,553
Total liabilities and stockholders' equity	$	50,663

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

SCIENCECAST, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE	$ 9,380
OPERATING EXPENSES	
Advertising and marketing	9,666
Amortization expense	20
Bad debt expense	3,000
Bank fees and service charges	330
Commissions	2,500
Computer expenses	973
Dues and subscriptions	3,804
Insurance	593
Meals and entertainment	223
Office supplies and expense	3,990
Professional fees	27,687
Software development	21,000
Travel	1,475
Total operating expenses	75,261
LOSS FROM OPERATIONS	(65,881)
OTHER INCOME (EXPENSE)	
Interest expense	(940)
NET LOSS	$ (66,821)

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

SCIENCECAST, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

| | Common Stock | | Additional Paid-in | Retained | |
	Shares	Amount	Capital	Deficit	Total
BALANCE, January 1, 2023	10,000,000	$ 1,000	$ -	$ (9,153)	$ (8,153)
Reverse stock split	(6,666,667)	-	-	-	-
Issuance of common stock	2,325,002	4,697	84,830	-	89,527
Net loss	-	-	-	(66,821)	(66,821)
BALANCE, December 31, 2023	5,658,335	$ 5,697	$ 84,830	$(75,974)	$ 14,553

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

SCIENCECAST, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (66,821)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Amortization expense	20
Bad debt expense	3,000
Changes in operating assets and liabilities:	
Accounts receivable	(3,000)
Credit cards payable	7,537
Net cash used by operating activities	(59,264)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash paid for intangible assets	(750)
Net cash used by investing activities	(750)
CASH FLOWS FROM FINANCING ACTIVITIES	
Advances from stockholders	16,940
Proceeds from issuance of common stock	89,527
Net cash provided by financing activities	106,467
NET INCREASE IN CASH	46,453
CASH AT BEGINNING OF YEAR	3,390
CASH AT END OF YEAR	$ 49,843

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company has developed an online platform @ sciencecast.org that provides a solution to the data overload problem for researchers. The Company offers AI SaaS that operates on freely accessible research data hosted on various data repositories, thereby making the process of research more efficient and complete. The Company charges subscription fees to access its SaaS and connected research data sets. At the date of these Statements, the Company was providing its SaaS for free as it scaled users before charging them subscriptions to access its premium SaaS. During this period of scaling users, the Company has been raising capital.

Basis of Accounting

The Company's financial statements are presented in accordance with the accrual method of accounting under accounting principles generally accepted in the Unites States of America (GAAP), whereby revenue is recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations which generally require payment within thirty days from the invoice date. Accounts receivable are stated at the contractual amount billed to the customer. The Company does not charge interest on accounts over thirty days old. Payments of accounts receivable are applied to the specific invoices identified on the customers' remittance advice, or if unspecified, to the oldest unpaid invoices.

Management has provided for probable uncollectible amounts through an allowance for credit losses. The allowance was determined based on a review of the outstanding receivables and estimating the amounts that may not be collected. Management feels that the recorded allowance is a sufficient assessment at December 31, 2023.

Intangible Assets

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives. Trademarks are amortized over 20 years based on the trademark agreement.

These financial statements have been certified by management but have not been subjected to an audit or review or compilation engagement by an independent accounting firm, and no assurance is provided by a third party accounting firm as to them.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Revenue Recognition

The Company recognizes revenue under Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. This ASU is a comprehensive revenue recognition model that requires an entity to recognize the amount of revenue which reflects the consideration it expects to receive in exchange for the transfer of the promised goods or services to customers. This ASU established principles for reporting useful information to users of the financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. The accounting disclosures and accounting policies are discussed below:

The Company generates revenue from fees charged for providing management services to researchers, which correspond to the Company's major service lines. The Company recognizes revenue by applying the following steps: the contract with the customer is identified; the performance obligations in the contract are identified; the transaction price is determined; the transaction price is allocated to the performance obligations in the contract; and revenue is recognized when the Company satisfies these performance obligations in an amount that reflects the consideration it expects to be entitled to in exchange for those services.

Revenue is recognized at a point in time as performance obligations are satisfied which generally occurs at the time of service. After completion of the Company's performance obligations, the Company has an unconditional right to consideration as outlined in its contracts with customers. The Company's customer receivables will generally be collected within 30 days in accordance with the underlying payment terms.

Contract assets consist of accounts receivable billed to customers, net of an allowance for credit losses. Allowance for credit losses is determined by considering a number of factors, including length of time receivables are past due, the customer's previous loss history, the customer's current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Past due accounts are determined by management based on customer experience and other relevant factors, and the Company periodically writes off accounts receivable after exhausting reasonable collection efforts. As of December 31, 2023, the allowance for credit losses amounted to $3,000. Bad debt expense for the year ended December 31, 2023 amounted to $3,000.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the year ending December 31, 2023 was $9,666.

Income Taxes

The Company is treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized and represent the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using the enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income Taxes

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred income tax provision (benefit) represents the change during the reporting period in the deferred tax assets and deferred tax liabilities.

The Company determines whether an uncertain tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based upon the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is the largest amount of tax benefit that has a greater than 50% of being realized upon ultimate settlement with the relevant taxing authority. The Company has determined that it is not required to record a liability related to uncertain tax positions, which is required by FASB ASC 740-10, as it has no uncertain tax positions as of December 31, 2023.

Date of Management's Review

Management has evaluated subsequent events through 4/26/2024 the date on which the financial statements were available to be issued.

NOTE 2 – INTANGIBLE ASSETS

As of December 31, 2023, the gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:				
Trademarks	20	$ 750	$ (20)	$ 730

Amortization expense is expected to be $20 per year for each of the following five years.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company advanced monies to a stockholder for the purchase of common stock. This balance has no specified repayment terms and is non-interest bearing. The balance is expected to be repaid within the year.

The stockholders of the Company have entered into promissory notes with the Company where the principal advanced is subject to interest at the applicable federal rate, requiring annual interest only repayments, with no set maturity date. The notes are not expected to be repaid within the next year.

The balance due from certain stockholders' was $90 as of December 31, 2023. The balance due to certain stockholders' was $28,530 as of December 31, 2023.

NOTE 4 – STOCKHOLDERS' EQUITY

During 2023, management of the Company elected to execute a three for one reverse stock split for all shares previously issued. The resulting transaction reduced the number of shares outstanding from 10,000,000 to 3,333,333 and the authorized number of shares to from 50,000,000 to 16,666,667.

Common stock as of December 31, 2023 is as follows:

	Authorized	Par value	Issued	Outstanding Warrant	Available
Shares	50,000,000	$ 0.003	5,658,335	83,333	44,258,332

Warrant Outstanding

In 2022, the Company issued a warrant permitting the holder to buy 83,333 shares of the Company's stock at $1 per share. The warrants are exercisable at any time and shares shall vest immediately upon issuance by the Company. Warrants are subject to adjustment for future stock splits or other "adjustment events" as described in the warrant agreement. As of December 31, 2023, the warrants have not been exercised.

NOTE 5 – INCOME TAXES

The Company has available, as of December 31, 2023, approximately $70,000 of unused net operating loss carryforwards that may be applied against future taxable income, without expiration.

The net deferred tax asset was comprised of the following as of December 31, 2023:

Deferred tax asset	
Net operating loss carryforward	$ 20,000
Less: valuation allowance	(20,000)
Net deferred tax asset	$ -